SECUI 15049185 SION

SEC MAIL PROCESSING
RECEIVED
MAR 0 2 2015
WASH., D.C.
201
SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68711

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CENTRAL STATES CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4200 W 83RD STREET, SUITE 101
(No. and Street)

PRAIRIE VILLAGE	KANSAS	66208-5304
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. DANIEL STEPP (913) 766-6565
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MILLER HAVILAND KETTER PC, PA
(Name – *if individual, state last, first, middle name*)

1901 WEST 47TH PLACE, STE 204	WESTWOOD	KS	66205
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, J. DANIEL STEPP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CENTRAL STATES CAPITAL MARKETS, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

MANAGING DIRECTOR, CEO
Title

Notary Public

PAMELA R. KASPER NOTARY PUBLIC STATE OF KANSAS My Appt. Expires 4-24-2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTRAL STATES CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2014
AND FOR THE YEAR THEN ENDED
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

MHK

MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | www.mhkcpas.com

CENTRAL STATES CAPITAL MARKETS, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2014
AND FOR THE YEAR THEN ENDED
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

This report is deemed to be

CONFIDENTIAL

in accordance with Rule 17a-5(e)(3).
A statement of financial condition and
supplementary report on the internal control
structure bound separately has been filed with
the Securities and Exchange Commission
simultaneously herewith as a public document.

CENTRAL STATES CAPITAL MARKETS, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
AS OF DECEMBER 31, 2014
AND FOR THE YEAR THEN ENDED
WITH REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TABLE OF CONTENTS

SUPPLEMENTARY INFORMATION

MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Central States Capital Markets, LLC
Prairie Village, Kansas

We have audited the accompanying financial statements of

Central States Capital Markets, LLC

which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Central States Capital Markets, LLC as of December 31, 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

The Schedule I Under Rule 15c3-1, and Schedules II and III Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2014 (supplemental information), have been subjected to audit procedures performed in conjunction with the audit of Central States Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Central States Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy for the information presented in the Schedule I Under Rule 15c3-1, and Schedules II and III Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2014. In forming our opinion on the supplemental information, we evaluated whether Schedule I Under Rule 15c3-1, and Schedules II and III Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2014, including its form and content are presented in conformity with 17 § C.F.R. 240.17a-5. In our opinion the Schedule I Under Rule 15c3-1, and Schedules II and III Under Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2014 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Mize Houser & Company P.A.

CERTIFIED PUBLIC ACCOUNTANTS

Westwood, Kansas
February 27, 2014

Central States Capital Markets, LLC
Statement of Financial Condition
December 31, 2014

Assets		
Current assets:		
Cash and cash equivalents	$	269,553
Cash - restricted		350,000
Investment inventory		134,355
Prepaid expense		25,069
Accounts receivable		27,000
Total current assets		805,977
Office furniture and equipment, net of accumulated depreciation of $124,832		66,978
Other assets:		
Goodwill		1,559,236
Deposits held		11,927
Total other assets		1,638,141
	$	2,444,118
Liabilities and Member's Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$	85,642
Note payable		312,444
Total current liabilities		398,086
Member's equity:		
Member's capital account		2,795,284
Current year net loss		(749,252)
Total member's equity		2,046,032
	$	2,444,118

The accompanying notes are an integral part of these financial statements

Central States Capital Markets, LLC
Statements of Operations and Changes in Member's Equity
December 31, 2014

Revenues:		
Commissions income	$	1,939,577
Advisory income		685,792
Syndication income		356,920
Interest income		14,591
Other income		207,356
Total revenue		3,204,236
Expenses:		
Depreciation		39,112
General administration		3,883,852
Total operating expenses		3,922,964
Net operating loss		-718,728
Other income (expense):		
Interest expense		-30,524
Total other income and (expense)		-30,524
Loss before income taxes		-749,252
Provision for income tax benefit		0
Net loss	$	-749,252

Member's equity - beginning	$	2,245,284
Permanent capital contributions		550,000
		(749,252)
Member's equity - ending	$	2,046,032

The accompanying notes are an integral part of these financial statements

CENTRAL STATES CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Operating activities:		
Net loss	$	-749,252
Adjustments to reconcile net loss from operations to net cash used in operating activities"		
Depreciation		39,112
Changes in operating assets:		
(Increase) in accounts receivable		-21,000
Decrease in inventory		282,983
(Increase) in prepaid expenses		9,487
Decrease in deposits		-1,512
Changes in operating liabilities:		
Increase in accounts payable and accrued expenses		-144,026
Net cash provided in operating activities		-584,208
Investing activities:		
(Purchase) of fixed assets		-7,677
Financing activities:		
Payments on note payable, net		-276,476
Permanent capital contributions		550,000
Net cash provided by financing activities		273,524
Net change in cash		-318,361
Cash, December 31, 2013		937,914
Cash, December 31, 2014	$	619,553
Supplemental cash flow information:		
Interest paid	$	30,254
Income taxes paid	$	-

The accompanying notes are an integral part of these financial statements

CENTRAL STATES CAPITAL MARKETS, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2014

There were no liabilities subordinated to the claims of creditors at the beginning of, end of,or at any time during the year ended December 31, 2014.

Note 1 – Nature of Business

Central States Capital Markets, LLC was incorporated in the State of Kansas on August 31, 2010 and is registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). All membership interests in the Company are owned by Central States Financial Services, LLC (the "Parent").

Note 2 – Summary of Accounting Policies

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, but management does not believe such differences will materially affect the Company's financial position, results of operations, or cash flows.

Fair value of financial instruments
At December 31, 2014, our financial instruments consist of cash, accounts receivable and accounts payable. Interest rates currently available to us for long-term debt with similar terms and remaining maturities are used to estimate fair value of such financial instruments. Accordingly, since interest rates on substantially all of our debt are variable, market based rates, the carrying amounts are a reasonable estimate of fair value. See note 6 for further details.

Revenue recognition
The Company recognizes commissions from its broker services based on a settlement date basis. Fees billed and collected before services are performed are included in deferred revenue. Expenses are recorded when the obligation is incurred.

Cash and cash equivalents
The Company maintains cash balances in interest and non-interest-bearing accounts. For the purpose of the statements of cash flows, all highly liquid investments with an original maturity of three months or less are considered to be cash equivalents.

Property and Equipment
Property and equipment is stated at cost, and is depreciated over estimated useful lives using primarily the straight line method for financial reporting purposes. Major renewals and betterments are capitalized, and maintenance and repairs, which do not improve or extend the lives of the respective assets, are charged against earnings in the period in which they are incurred. Useful lives range from three to five years. We evaluate equipment at least annually for impairment. No such impairment was needed during the year ended December 31, 2014.

Note 3 – Net capital requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate debt balances, as defined in the SEC's Reserve Requirement Rule (Rule 15c3-3). At December 31, 2014, the Company had net capital of $355,822 and was $105,822 in excess of its required net capital of $250,000.

Note 4 – Cash and equivalents, restricted – clearing broker deposits

The Company has entered into securities clearing agreements with Pershing, LLC. Pursuant to this agreement, the Company is required to maintain a deposit account with the clearing firm in an amount determined based on the Company's transaction volume.

Pursuant to the terms of the Company's Commercial Pledge Agreement and Promissory Note with Security Bank of Kansas City, the Company also maintains a money market account with the bank as additional collateral to its promissory note.

As of December 31, 2014, the Company maintained deposits of $100,000 and $250,000, respectively in connection with its clearing agreement and promissory note.

Note 5 – Income taxes

The Company is a wholly owned subsidiary of Central States Financial Services, LLC and therefore is included in the consolidated federal and state tax returns filed by Central States Financial Services, LLC, its parent company. As of December 31, 2014, there is a net operating loss of approximately $749,252 available for consolidation. The members of a limited liability company are taxed on their proportionate share of the Company's taxable income, therefore; no provision or liability for federal or state income taxes has been included in the financial statements for the year ended December 31, 2014.

Note 6 – Fair value measurements

The Company adopted ASC Topic 820-10 to measure the fair value of certain of its financial assets. ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The following table presents a reconciliation of all assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3
Investments	-	134,355	-
Other assets	-	38,927	-
Goodwill	-	-	1,559,236
Note payable	-	312,444	-

The fair value of goodwill is determiend based on discounted expected future cash inflows. The fair value of debt securities is estimated to approximate carrying value. There was no impairment recorded on the goodwill value for the year ending December 31, 2014. In 2015, the Company obtained an independent appraisal and no impairment was recognized. The Company's policy is to recognize transfers between levels as of the actual date of the event or change in circumstances. There were no such transfers during the year ending December 31, 2014.

Note 7 – Note payable

On December 31, 2010, the Company entered into a Commercial Pledge Agreement and Promissory Note with Security Bank of Kansas City for the principal sum of $5,000,000. The promissory note matured on December 31, 2011 and bears interest a variable rate equal to Security Bank of Kansas City's quoted base rate, currently 3.25%, plus 1.75%. During the year ended December 31, 2014 the interest remained constant at 5.0%. On March 15, 2014, Security Bank issued a one-year extension agreement whereby extending the maturity to March 31, 2015. The promissory note is collateralized by the Company's depository accounts and marketable securities to the extent the unpaid principal balance. As of December 31, 2014, the principal balance outstanding was $312,444 and interest expensed in connection with the loan totaled $30,527.

Note 8 – Commitments, contingencies and related party transactions

The Company leases space in Wichita, Kansas under an operating lease expiring on November 30, 2017 with no stated renewal options. The Company leases space in Prairie Village, Kansas under an operating lease expiring May 31, 2017.

The annual lease payments due pursuant to this agreement are as follows:

Year Ending December 31	Amount
2015	75,000
2016	75,000
2017	31,250
2018	0
	181,250

On March 4, 2014, the Company entered into an expense sharing agreement with Central States Financial Services, LLC (the parent) that provides a monthly payment of $14,000 as payment for vital services provided to the Company. During the year ended December 31, 2014, $146,000 of expenses has been incurred by the Company related to the expense sharing agreement, which are included in the statement of operations as general administration expenses.

Note 9 – Subsequent events

The Company has evaluated all subsequent events through the date the financial statements were issued, and determined that there are no subsequent events to record or disclose.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

CENTRAL STATES CAPITAL MARKETS, LLC

SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

Net Capital:		
Total members' equity	$	2,046,032
Ownership equity not allowable for net capital:		
Fixed assets, net of accumulated depreciation		66,978
Goodwill		1,559,236
Prepaid expenses		25,069
Other Assets		38,927
Net capital before haircuts on investments		355,822
Haircuts on investments		0
**Net capital	$	355,822
Aggregate indebtedness	$	263,731
Computation of Basic Net Capital Requirement		
Minimum net capital required	$	250,000
Excess of net capital	$	105,822
Ratio : aggregate indebtedness to net capital		0.7411

** A reconciliation between the audited computation of Net Capital and the unaudited computation computation is provided in the Part IIA FOCUS.

CENTRAL STATES CAPITAL MARKETS, LLC

SCHEDULE II – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(ii) of Rule 15c3-3.

CENTRAL STATES CAPITAL MARKETS, LLC

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

The Company did not supply information relating to the possession or control requirement pursuant to Rule 15c3-3 as they did not maintain possession or control of any customer funds or securities. All customer transactions are cleared on a fully disclosed basis through another broker-dealer.

MHK
MILLER HAVILAND KETTER
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Central States Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Central States Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Central States Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3:(2)(ii) (the "exemption provisions") and (2) Central States Capital Markets, LLC stated that Central States Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Central States Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Central States Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Miller Haviland Ketter P.C. PA

Westwood, Kansas

February 27, 2015

1901 West 47th Place, Suite 204 | Westwood, Kansas 66205 | (p) 913.432.2727 | (f) 913.432.2967 | www.mhkcpas.com

EXEMPTION REPORT

As of December 31,2014 and during the fiscal year then ended, Central States Capital Markets, LLC (the "Company") operated under the exceptive provisions of paragraph (k)(2)(ii) of the Securities and Exchange Commission Rule 15c3-3.

The Company met the identified exemption provision throughout the fiscal year ended December 31, 2014 without exception.

J DANIEL STEPP
MANAGING DIRECTOR- CEO

2/27/15
DATE